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NEXFOR EARNS $6 MILLION, $0.04 PER SHARE IN THIRD QUARTER

HIGHLIGHTS

  •
  Achieved $19 million turnaround in European Panels operating results year over year.

  •
  Recorded $10 million improvement in Paper and Pulp results from second quarter.

  •
  Generated $43 million in margin improvements year-to-date, relative to 2001.

  •
  Established record low quarterly manufacturing costs at Inverness, Scotland OSB mill.

  •
  Achieved 3% reduction in average cash production costs at the three newly acquired OSB mills.

  •
  Continued ramp up at Barton OSB mill, averaging 85% of design capacity.

  •
  Achieved SFI forest certification at eastern sawmills.

  •
  Limited year-to-date capital investments to $37 million, or 26% of depreciation.

  •
  Generated free cash flow of $29 million in the third quarter.

        TORONTO, ONTARIO (October 25, 2002)—Nexfor Inc. today announced earnings of $6 million or $0.04 per common share for the third quarter of 2002 compared to $17 million or $0.12 per share in the second quarter of 2002. The second quarter results benefited from a reversal of $5 million ($0.04 per share) in previously accrued duties on softwood lumber. Earnings in the third quarter of 2001 were $10 million or $0.06 per share.

        Results in the third quarter of 2002 reflected improved performance from Paper and Pulp and European Panels and lower OSB and lumber prices in North America compared to the second quarter.

        "Prices for most forest products remained soft in the third quarter. However, Nexfor continued to make excellent progress on strategic and financial fronts as we reposition the Company for growth and economic recovery," said Dominic Gammiero, Nexfor's President and CEO. "The integration of our recently acquired OSB and specialty paper mills is on target. We will exceed our margin improvement objectives due to a dramatic turnaround in European Panels, improved product mix in our paper business, and continued efficiencies throughout our North American building materials operations. We're generating free cash flow, pursuing debt reduction, and minimizing capital investments and working capital."

        For the first nine months of 2002, earnings were $27 million or $0.18 per share, compared to $19 million or $0.11 per share in 2001.

Nexfor Inc.	Telephone Number:
Suite 500	(416) 643 -8820
1 Toronto Street	Fax (416) 643-8827
Toronto, Ontario	www.nexfor.com
M5C 2W4

	3rd Qtr. 2002	2nd Qtr. 2002	3rd Qtr. 2001	9 Months 2002	9 Months 2001
	($ millions)
Net sales	587	603	518	1,719	1,562
Operating earnings	14	29	18	50	36
EBITDA	64	78	57	191	146
Earnings	6	17	10	27	19
Capital expenditures	15	12	36	37	116

Dividend Declaration

        The Board of Directors declared a quarterly dividend of $0.10 per common share, payable on December 21, 2002 to shareholders of record on December 1, 2002. Common shareholders may participate in Nexfor's Dividend Reinvestment Plan.

Nexfor Profile

        Nexfor Inc. is a North American producer of specialty papers, pulp and building materials including oriented strand board (OSB), medium density fibreboard (MDF), hardwood plywood, lumber and I-joists. It is also the United Kingdom's largest producer of wood-based panels, including OSB, MDF, particleboard and value added products. The Company is publicly traded on The Toronto Stock Exchange under the stock symbol: NF. Additional information on Nexfor is available on the Company's website at www.nexfor.com.

Conference Call

        Nexfor will hold a conference call for investors on Friday October 25, 2002 at 10:00 a.m. ET. Access to an audio webcast of the conference call will be available at Nexfor's website at www.nexfor.com and by Canada Newswire at www.newswire.ca. A replay of the call will be available from October 25 at 12 p.m. ET through November 5 by calling 1-800-408-3053 and entering the access code 1283402. Audio playback will be available on the Nexfor website.

For more information, please contact:

Charles Gordon
Vice President, Corporate Affairs
(416) 643 - 8836
gordonc@nexfor.com

THIRD QUARTER—REPORT DETAILS

Operating Results

        Net sales in the third quarter of 2002 were up 13% or $69 million from the corresponding period one year earlier. OSB sales from North American operations accounted for $63 million of the increment, despite lower prices. OSB shipments increased 90% from last year's third quarter with the acquisition of three southern mills plus ramp-ups at mills in South Carolina and Alabama. Year-to-date net sales were 10% ahead of 2001 with building materials generating 60% of the total sales and paper and pulp 40%.

        Operating earnings declined $4 million from the third quarter of 2001. An $11 million improvement in results from the European operations was more than offset by lower lumber and OSB prices in North America. European Panels benefited primarily from cost reductions and business repositioning. Year-to-date operating earnings totaled $50 million, up 39% or $14 million from 2001. European Panels contributed an increment of $19 million and North American Building Materials $14 million. Paper and Pulp results were down $19 million year over year largely due to deterioration in markets for groundwood papers.

        Earnings before interest, taxes, depreciation and amortization (EBITDA) rose $7 million compared to the third quarter of 2001. The $4 million decline in operating earnings was impacted by an $11 million increase in depreciation expense. The higher depreciation was primarily attributed to the acquisition of three OSB mills and start- up of the Barton mill at Huguley, Alabama.

        In the third quarter of 2002, North American Building Materials contributed 58% of the total EBITDA, Paper and Pulp 25%, and European Panels 17%.

        The current split of net assets employed is: North American Building Materials 50%, Paper and Pulp 35% and European Panels 15%.

        Pre-tax cash return on capital employed (ROCE) averaged 10% in both the third quarter and year-to-date 2002.

Strategic Acquisitions

        Production from the three southern U.S. OSB mills acquired April 1, 2002 totaled 255 million square feet (3/8-inch basis) in the third quarter of 2002. The mill at Jefferson, Texas was shut down for one week in August to rebuild log inventory. Savings from synergies remain on track to achieve US $16 million by the end of 2003. Cash production costs declined 3% from the second quarter. EBITDA totaled $7 million in the third quarter, down $4 million from the second quarter. Lower OSB prices led to an 8% decline in mill nets quarter over quarter.

        Production from the Gorham, New Hampshire mill totaled 27,000 tons of fine paper and industrial towel in the third quarter of 2002. All five paper machines have now been put in service. At the end of September, four of the five machines were running 24 hours a day. Product development trials are ongoing to enhance product mix. The pulp mill in nearby Berlin will be restarted in early 2003.

Liquidity and Capital Resources

        Free cash flow totaled $29 million in the third quarter of 2002, representing $44 million of cash from operations after changes in non-cash working capital, less $15 million of capital investments. In the same quarter one-year earlier, free cash flow was a negative $7 million. The $36 million swing was driven by the increase in EBITDA, a reduction in working capital requirements and lower capital spending.

        Cash dividends were $9 million in the third quarter of 2003, unchanged from the second quarter of 2002, and down $6 million from the third quarter of 2001. The reduction from 2001 reflects an increase in shares issued under the Dividend Reinvestment Plan. Common shares outstanding at September 28, 2002 were 143.6 million, up 2.8 million from September 2001.

        Nexfor's debt, net of cash and temporary investments, stood at $1.1 billion at September 28, 2002, representing 45% of total capital employed, unchanged from the preceding quarter-end. US dollar denominated debt represented 99% of Nexfor's total debt at September 28, 2002. Foreign currency debt is designated as a hedge against self- sustaining foreign subsidiaries.

        The Company is committed to reducing net debt through internally generated cash flow and the sale of non-core assets.

        Interest expense increased $4 million in the third quarter of 2002 relative to the second quarter, primarily reflecting the issuance of US $250 million of 7.25% 10- year debentures on July 2, 2002. The debenture proceeds were used to repay outstanding indebtedness arising from the acquisition of the three southern U.S. OSB mills. In conjunction with the debt issue, the Company entered into interest rate swap agreements to convert a portion of the interest expense on the debentures from the 7.25% fixed rate to floating rates. The effective rate on Nexfor's debt- related obligations, including the impact of interest rate swaps, was 4.7% at September 28, 2002.

        During the third quarter, the Company realized a gain of $39 million in respect of its interest rate swap agreements. The gain is being deferred a nd amortized over the remaining term of the debt against which the swaps were designated as hedges.

        Nexfor ended the third quarter with cash balances of $69 million, down $113 million from year-end 2001. Committed bank lines were $462 million, of which $425 million was undrawn. The Company had $12 million of commercial paper outstanding at September 28, 2002, down $174 million from December 31, 2001.

Margin Improvements

        The Margin Improvement Program (MIP) is on track to exceed planned benefits of at least $47 million in 2002 relative to 2001, measured at constant prices and exchange rates. Initiatives through the first nine months of the year contributed $43 million. Approximately 75% of the $43 million contribution is attributed to mix and volume and 25% to cost reductions.

Capital Investments

        Capital investments totaled $15 million in the third quarter of 2002, equivalent to 30% of depreciation expense. For the first nine months of 2002, investments amounted to $37 million, 68% below the comparable period in 2001. Paper and pulp have accounted for 51% of the 2002 spending to-date and building materials 49%.

Business Segments

North American Building Materials

	3rd Qtr. 2002	2nd Qtr. 2002	3rd Qtr. 2001	9 Months 2002	9 Months 2001
	($ millions)
Net sales	266	294	209	773	567
Operating earnings	12	38	25	69	55
EBITDA	37	62	41	137	95
Capital expenditures	7	4	11	12	58

        North American Building Materials recorded operating earnings of $12 million in the third qua rter of 2002, down $26 million or 68% from the second quarter. Second quarter results included an $8 million reversal of softwood lumber duties ($5 million after-tax). The earnings decline was due to falling lumber prices as well as weaker OSB prices. Operating earnings were off 52% from the third quarter of 2001. North American Building Materials accounted for 45% of Nexfor's total net sales in the third quarter of 2002 versus 40% in the corresponding period in 2001.

        Since May 22, 2002, Nexfor has been posting cash deposits for countervail and antidumping duties at rates of 18.8% and 8.4% respectively, on shipments of softwood lumber to the U.S. Nexfor's two Quebec sawmills are subject to the combined 27.2% duty. The two sawmills in New Brunswick are exempt from the countervail duty. Total duties paid in the third quarter of 2002 were $4 million, up $2 million from the second quarter. In the third quarter of 2001, preliminary duties amounting to $4 million were accrued.

        Lumber prices tumbled to 18- month lows in September. Eastern Boston reference prices fell to US $273 per Mfbm, averaging US $313 for the third quarter, down 10% from the second quarter and 15% from the third quarter of 2001. Lumber pricing since the May 22 implementation of final duties has trended downward, despite continued strong housing starts. The market's inability to sustain any upside momentum is rooted in oversupply. EBITDA from lumber and woodlands was $8 million in the third quarter of 2002 compared to $18 million in the year-earlier period.

        U.S. housing starts averaged a seasonally adjusted annual rate of 1.71 million in the third quarter of 2002, up 2% from the second quarter and 7% higher than the third quarter of 2001. Actual starts are 5% ahead of 2001 through nine months. U.S. starts over the past five years averaged 1.58 million units. With no near-term upward pressure on mortgage rates, housing demand is expected to remain strong for the near to medium term.

        OSB prices varied by region. North Central prices averaged US $160 per Msf (7/16-inch basis), up US $1 from the second quarter. But South West and South East prices declined 9% and 4% respectively. OSB markets remain generally oversupplied due to a decline in non-residential and industrial activities, and an industry-wide decline in offshore shipments of structural panels. Nexfor's mill at Bemidji, Minnesota took a one-week maintenance shut in September. Six other Nexfor OSB mills have scheduled maintenance shuts between late October and early December, resulting in a cutback of approximately 40 million square feet (3/8-inch basis). EBITDA from OSB was $26 million in the third quarter of 2002, down $5 million from the second quarter but $5 million higher than last year's third quarter.

        The employees at the I-joist mill at Juniper, New Brunswick voted in September for decertification from the IWA, ending a 51-week strike. The plant had continued to operate throughout the year.

Paper and Pulp

	3rd Qtr. 2002	2nd Qtr. 2002	3rd Qtr. 2001	9 Months 2002	9 Months 2001
	($ millions)
Net sales	231	225	231	686	750
Operating earnings	1	(9)	3	(14)	5
EBITDA	16	7	19	32	52
Capital expenditures	7	6	13	19	34

        The Paper and Pulp segment recorded operating earnings of $1 million in the third quarter of 2002, a $10 million improvement over the second quarter of 2002. Paper contributed $5 million of the increase and pulp $5 million. The return to profitability was driven by higher pulp prices, product mix improvement and cost reductions. Operating earnings were down $2 million from the third quarter of 2001 as weak demand for groundwood paper offset higher pulp prices. Paper and Pulp generated 39% of Nexfor's total net sales in the third quarter of 2002 versus 45% in the corresponding period in 2001.

        Hardwood pulp list prices increased US $20 per tonne July 1 to US $490. The list price remains at US $490 per tonne or US $50 higher than September 2001 levels. Nexfor's average price realizations increased 13% over the second quarter of 2002 and were 24% ahead of the third quarter of 2001. Specialty grades amounted to 48% of the output from the Thurso, Quebec mill year-to-date with prices averaging 10% higher than commodity pulp. Norscan inventory levels increased 260,000 tonnes during the third quarter to 1.6 million tonnes, putting pressure on prices, particularly softwood grades. The Thurso mill took its annual one-week maintenance shut in early October, impacting fourth quarter production by about 5,000 tonnes.

        The printing and writing paper segment of the business improved in the third quarter. Total North American demand was 2.6 million tonnes in August, up 9% over June. Industry-wide mill inventories declined 109,000 tonnes or 4% from June. A US $40 per ton price increase was announced in mid-September, affecting commodity offset papers. Lightweight opaque demand remained strong although prices were flat with the second quarter. Nexfor's growing packaging paper business benefited from a market leadership position in quality and service for stain resistant grades. Packaging shipments rose 8% from the second quarter and were 62% higher than the third quarter of 2001.

        Average prices realized for Nexfor's groundwood paper grades rose US $45 per ton or 7% from the second quarter of 2002 due to mix, but were down US $109 per ton from the third quarter of 2001. Weak demand for coated grades resulted from reduction in advertising lineage, continued influx of European imports and substitution pressures from alternate grades. While groundwood pricing is unlikely to increase before mid-2003, opportunities exist for Nexfor to further improve mix and enhance returns.

European Panels

	3rd Qtr. 2002	2nd Qtr. 2002	3rd Qtr. 2001	9 Months 2002	9 Months 2001
	($ millions)
Net sales	90	84	78	260	245
Operating earnings	1	—	(10)	(5)	(24)
EBITDA	11	9	(3)	22	(1)
Capital expenditures	1	2	12	6	24

        European Panels posted an operating profit of $1 million in the third quarter of 2002, up $1 million from the preceding quarter and $11 million over the third quarter of 2001.    Firmer MDF and OSB prices complemented the cost savings and production gains achieved through margin improvements. EBITDA of $11 million in the current quarter was the highest quarterly contribution in two years. European Panels accounted for 15% of Nexfor's total net sales in the third quarter of both 2001 and 2002.

        A new quarterly production record was set at the OSB mill at Inverness, Scotland in the third quarter of 2002. Manufacturing costs declined 3% from the prior quarter to a new record low. Average mill nets increased 3% over the second quarter of 2002 and exceeded the third quarter of 2001 by 10%.

        MDF prices continued to firm through the quarter. Average mill nets rose 3% from the second quarter of 2001. Manufacturing costs were in line with the prior quarter as fibre savings offset higher resin prices. Price increases were implemented in October.

        Production at the new particleboard line at Cowie, Scotland declined 7% from the second quarter. Although sales volumes continue to come under pressure, Nexfor has strong brand recognition and a 50% share of the U.K. flooring market.

        Price competition has also hindered the lamination business. However, Nexfor continues to benefit from the consolidation of its laminating activities in 2001. Benefits are also accruing at the South Molton, England value-added facility where product lines have been streamlined and manpower reduced. Sales and production of panels for the kitchen market increased further in the third quarter, and continued productivity gains strengthened financial returns.

U.S. Dollar Reporting

        As supplemental information, the attached 2002 financial statements include US dollar figures. The statements have been translated into US dollars at the quarter-end noon rate of CAN $1.5777 = US $1.00.

        The foregoing contains a review of developments that impacted on Nexfor's performance during the third quarter of 2002. Forward looking statements and estimates are also discussed. Such comments will be affected by, and involve, known and unknown risks and uncertainties, which may cause the actual results of the Company to be materially different from those expressed or implied.

NEXFOR INC.

CONSOLIDATED STATEMENTS OF EARNINGS AND RETAINED EARNINGS

(Unaudited)

	Quarter Ended
(In millions of Canadian dollars, except per share information, unless otherwise noted)	Jun 29 2002	Sep 28 2002	Mar 30 2002
EARNINGS
Net Sales	$587	$603	$529
Operating costs:
Cost of sales	499	501	457
Depreciation	50	49	42
Selling, general and administrative (note 2)	24	24	23

	573	574	522

Operating earnings	14	29	7
Interest and other income	2	3	2
Interest expense	(18)	(14)	(11)
Income tax recovery (expense)	8	(1)	6

Earnings	$6	$17	$4

Earnings per common share
— Basic	$0.04	$0.12	$0.02
— Diluted	$0.04	$0.12	$0.02

Common shares (in millions) used to determine
— Basic earnings per share	142.4	141.7	141.0
— Diluted earnings per share	142.8	142.0	141.3

RETAINED EARNINGS
Balance, beginning of period	$296	$293	$304
Earnings	6	17	4
Preferred share dividends	(1)	—	(1)
Common share dividends	(15)	(14)	(14)

Balance, end of period	$286	$296	$293

(See accompanying notes)

NEXFOR INC.

CONSOLIDATED STATEMENTS OF EARNINGS AND RETAINED EARNINGS

(Unaudited)

	Three Months Ended			Nine Months Ended
(In millions of Canadian dollars, except per share information, unless otherwise noted)	Sep 28 2002	Sep 28 2002	Sep 29 2001	Sep 28 2002	Sep 28 2002	Sep 29 2001
	US$ (note 3)			US$ (note 3)
EARNINGS
Net Sales	$372	$587	$518	$1,090	$1,719	$1,562

Operating Costs:
Cost of Sales	317	499	438	923	1,457	1,347
Depreciation	32	50	39	89	141	110
Selling, general and administrative (note 2)	15	24	23	46	71	69

	364	573	500	1,058	1,669	1,526

Operating earnings	8	14	18	32	50	36
Interest and other income	1	2	2	4	7	7
Interest expense	(10)	(18)	(13)	(27)	(43)	(39)
Income tax recovery (expense)	5	8	3	8	13	15

Earnings	$4	$6	$10	$17	$27	$19

Earnings per common share
— Basic	$0.03	$0.04	$0.06	$0.11	$0.18	$0.11
— Diluted	$0.03	$0.04	$0.06	$0.11	$0.18	$0.11

Common shares (in millions) used to determine
— Basic earnings per share	142.4	142.4	140.2	141.7	141.7	140.2
— Diluted earnings per share	142.8	142.8	140.3	142.3	142.3	140.4

RETAINED EARNINGS
Balance, beginning of period	$188	$296	$324	$193	$304	$345
Earnings	4	6	10	17	27	19
Preferred share dividends	—	(1)	(1)	(1)	(2)	(3)
Common share dividends	(10)	(15)	(14)	(27)	(43)	(42)

Balance, end of period	$182	$286	$319	$182	$286	$319

(See accompanying notes)

NEXFOR INC.

CONSOLIDATED BALANCE SHEETS

        (Unaudited)

(In millions of Canadian dollars, except per share information, unless otherwise noted)	Sep 28 2002	Sep 28 2002	Dec 31 2001
	US$ (note 3)
ASSETS
Current assets:
Cash and short-term notes	$44	$69	$182
Temporary investments	49	78	78
Accounts receivable	203	321	267
Inventory	173	273	252
Future income taxes	21	33	23

	490	774	802

Property, plant and equipment	1,441	2,273	1,984
Other assets	30	48	27

	$1,961	$3,095	$2,813

LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities:
Accounts payable and accrued liabilities	$244	$385	$323
Current portion of long-term debt	153	242	4

	397	627	327

Long-term debt	667	1,053	1,077
Other liabilities	77	121	96
Future income taxes	15	23	38
Shareholders' equity	805	1,271	1,275

	$1,961	$3,095	$2,813

Book value per common share	$5.36	$8.46	$8.62

(See accompanying notes)

NEXFOR INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

        (Unaudited)

	Three Months Ended			Nine Months Ended
(In millions of Canadian dollars, unless otherwise noted)	Sep 28 2002	Sep 28 2002	Sep 29 2001	Sep 28 2002	Sep 28 2002	Sep 29 2001
	US$ (note 3)			US$ (note 3)
CASH PROVIDED BY (USED FOR):
OPERATING ACTIVITIES
Earnings	$4	$6	$10	$17	$27	$19

Items not affecting cash:
Depreciation	32	50	39	89	141	110
Future income taxes	(6)	(10)	(5)	(13)	(20)	(23)
Other items	(5)	(8)	(12)	(2)	(3)	(18)

Cash provided by operations	25	38	32	91	145	88
Net change in non-cash working capital balances	4	6	(3)	(3)	(4)	1

	29	44	29	88	141	89

INVESTMENT ACTIVITIES
Acquisition of OSB mills (note 6)	—	—	—	(255)	(402)	—
Additions to property, plant and equipment	(10)	(15)	(36)	(23)	(37)	(116)
Investments and other	(23)	(36)	(5)	(30)	(48)	(44)

	(33)	(51)	(41)	(308)	(487)	(160)

FINANCING ACTIVITIES
Issue of debentures	242	382	—	242	382	309
Term debt repayments	—	—	(29)	—	—	(57)
Other debt incurred (repaid), net	(320)	(505)	91	(105)	(166)	(166)
Dividends	(6)	(9)	(15)	(17)	(27)	(45)
Deferred interest rate swap gain	25	39	—	28	44	—

	(59)	(93)	47	148	233	41

Increase (decrease) in cash and short-term notes	$(63)	$(100)	$35	$(72)	$(113)	$(30)

(See accompanying notes)

NEXFOR INC.

SHIPMENTS

(Unaudited)

	Three Months Ended		Nine Months Ended
	Sep 28 2002	Sep 29 2001	Sep 28 2002	Sep 29 2001
North American Building Materials
OSB (MMsf-1/16")	4,544	2,392	11,796	6,599
MDF (MMsf-1/16")	247	238	734	722
Plywood (MMsf-1/16")	114	110	366	357
Lumber (MMfbm)	169	172	507	490
I-joist (MMlf)	7	8	24	21
Paper and Pulp
Fine paper (k tonnes)	99	84	266	276
Groundwood paper (k tonnes)	43	41	133	136
Paperboard (k tonnes)	12	13	38	38
Towel (k tonnes)	8	—	9	—
Pulp (k tonnes)	60	60	177	168
European Panels
OSB (MMsf-1/16")	455	434	1,336	1,262
Particleboard (MMsf-1/16")	793	849	2,531	2,660
MDF (MMsf-1/16")	549	524	1,720	1,623

(See accompanying notes)

NEXFOR INC.

CONSOLIDATED SEGMENTED INFORMATION

(Unaudited)

	Three Months Ended			Nine Months Ended
(In millions of Canadian dollars, unless otherwise noted)	Sep 28 2002	Sep 28 2002	Sep 29 2001	Sep 28 2002	Sep 28 2002	Sep 29 2001
	US$ (note 3)			US$ (note 3)
Net Sales
North American Building Materials	$169	$266	$209	$490	$773	$567
Paper and Pulp	146	231	231	435	686	750
European Panels	57	90	78	165	260	245

Total net sales	$372	$587	$518	$1,090	$1,719	$1,562

Operating earnings (loss)
North American Building Materials	$8	$12	$25	$44	$69	$55
Paper and Pulp	—	1	3	(9)	(14)	5
European Panels	—	1	(10)	(3)	(5)	(24)

Total operating earnings	$8	$14	$18	$32	$50	$36

NEXFOR INC.

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited)

(In millions of Canadian dollars, unless otherwise noted)

Note 1—BASIS OF PRESENTATION

        These consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles using the same accounting policies and methods as the most recent audited financial statements, except as disclosed in note 2. These interim financial statements should be read inconjunction with the annual audited financial statements for the year ended December 31, 2001.

Note 2—CHANGE IN ACCOUNTING POLICY

        Effective January 1, 2002, the Company began accounting for its stock option plans in accordance with Recommendations prom ulgated by the Canadian Institute of Chartered Accountants. These Recommendations have been applied prospectively.

        The Company accounts for stock options using the fair value method. Under the fair value method, compensation expense for options is measured at the grant date using an option pricing model and recognized on a straight-line basis over the vesting period.

        During the third quarter of 2002, the Company recognized $ nil in compensation expense related to stock options. For the nine months ended September 28, 2002 the Company recognized $1 in compensation expense related to stock options, which is included in selling, general and administrative costs in the statement of earnings.

Note 3—UNITED STATES DOLLAR AMOUNTS

        These consolidated financial statements are expressed in Canadian dollars and, solely for the convenience of the reader, the 2002 financial statements and the tables of certain related notes have been translated into US dollars at the quarter end noon rate of CAN $1.5777 = US $1.00. This translation should not be construed as an application of the recommendations relating to the accounting for foreign currency translation, but rather as supplemental information for the reader.

Note 4—INCOME TAXES

        Interim income tax expense is calculated based on expected annual effective tax rates.

	Three Months Ended			Nine Months Ended
	Sep 28 2002	Sep 28 2002	Sep 29 2001	Sep 28 2002	Sep 28 2002	Sep 29 2001
	US$ (note 3)			US$ (note 3)
Current income tax expense	$1	$2	$2	$4	$7	$8
Future income tax recovery	(6)	(10)	(5)	(12)	(20)	(23)

Income tax recovery	$(5)	$(8)	$(3)	$(8)	$(13)	$(15)

Note 5—COUNTERVAILING AND ANTIDUMPING DUTIES

        On May 16, 2002 the US International Trade Commission (ITC) ruled on the countervail duty (CVD) and antidumping duty (ADD) announced by the US Department of Commerce on March 22, 2002. The impact of the ITC ruling is that the CVD of 18.8% and ADD of 8.4% apply to shipments of lumber to the US after May 22, 2002. Consequently, during the second quarter, $8 of previously accrued duties were reversed.

From May 22, 2002 onward, the Quebec mills will be subject to both the CVD and ADD, while the New Brunswick mills will only be subject to ADD. The total paid or accrued for CVD and ADD for the nine months ended September 28, 2002 is $6.

        Nexfor and other Canadian forest product companies, the Canadian Federal Government and Canadian provincial governments (Canadian Interests) categorically deny the US allegations and strongly disagree with the rulings made by the ITC. Canadian Interests continue to aggressively defend the Canadian industry in this trade dispute and have launched an appeal under the North American Free Trade Agreement (NAFTA) and to the World Trade Organization (WTO). Canadian Interests continue to pursue a negotiated settlement. Notwithstanding the rates established in the investigations, the final liability for the assessment of CVD and ADD will not be determined until the appeal process is complete or a negotiated settlement is reached.

Note 6—ACQUISITIONS

        In April 2002, the Company purchased three OSB mills for cash consideration of $402 (US $250). Two of the mills are located in Texas and one mill is located in Georgia. The allocation of the purchase price is as follows:

Non-cash working capital	$13
Property, plant and equipment	389

$402

        The purchase was funded from a $240 (US $150) bridge loan, $105 of cash and the balance from existing credit facilities.

        In May 2002, the Company purchased a paper mill and a pulp mill in New Hampshire for a nominal amount. The mills, which had been shut since August 2001, will be restarted in phases through the first quarter of 2003. As at September 28, 2002 four of the five paper machines were in production. Coincident with this purchase, the Company entered a 10-year power purchase agreement with a related company for the supply of power to these two mills at market rates.

Note 7—LONG-TERM DEBT

        During the third quarter, the Company issued $382 (US $250) of 7.25% debentures, maturing July 2012. The proceeds were used to repay the outstanding bridge loan and other indebtedness. In conjunction with the issue of debentures, the Company entered into interest rate swap agreements of $382 (US $250), which effectively convert the interest expense on the debentures from the 7.25% fixed rate to floating rates. The terms of the swaps correspond to the terms of the debentures.

        During the year, the Company realized a gain of $44 in respect of US $650 of interest rate swaps. This gain is being deferred and amortized over the remaining term of the debt against which these swaps were designated as hedges. US $525 of these swaps were replaced with new swaps which effectively convert a portion of the Company's interest expense from fixed to floating rates. The terms of the swaps correspond to the terms of the underlying debt issues.

        During the second quarter, the Company renewed $350 of bank credit facilities for a three-year term bringing the total committed long-term credit facilities to $462, of which $37 is drawn or used to support the Company's outstanding commercial paper. In addition, the Company arranged a $152 (US $100) two-year subordinated stand-by loan facility with a related company at market terms involving the payment of $1 in fees.

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HIGHLIGHTS
THIRD QUARTER—REPORT DETAILS
CONSOLIDATED STATEMENTS OF EARNINGS AND RETAINED EARNINGS
CONSOLIDATED BALANCE SHEETS
CONSOLIDATED STATEMENTS OF CASH FLOWS
SHIPMENTS
CONSOLIDATED SEGMENTED INFORMATION
NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS